Exhibit 99.1

Ellomay Capital Announces the Filing of a Motion to Amend the Petition for Approval of a Derivative
Action on behalf of Dorad Energy

Tel-Aviv, Israel, January 13, 2016 – Ellomay Capital Ltd. (NYSE MKT, TASE: ELLO) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced, following its former announcement on July 17, 2015, of the filing of a motion to amend the petition for approval of a derivative action (the “Amendment Motion”, “Petition” and the “Derivative Action,” respectively) on behalf of Dorad Energy Ltd. (“Dorad”) with the Economic Department of the Tel Aviv-Jaffa District Court.

The Petition was filed in July by U. Dori Energy Infrastructure Ltd. (“Dori Energy”) and Dori Energy’s representative on Dorad’s board of directors, Mr. Hemi Raphael, who is also a member of the board of directors of the Company (together with Dori Energy, the “Plaintiffs”), against one of the shareholders of Dorad, Zorlu Enerji  Elektrik Uretim A.S (“Zorlu”), Zorlu’s current and past representatives on Dorad’s board of directors and the engineering, procurement & construction (“EPC”) contractor of the power plant operated by Dorad, Wood Group Gas Turbines Ltd. and several of its affiliates (“Wood Group” and, together with Zorlu and Zorlu’s representatives, the “Defendants”).

On January 12, 2016, Dori Energy filed a motion to amend the aforementioned Petition for a derivative lawsuit. In the framework of the Amendment Motion, the court has been asked, inter alia, to add Oria Edelsburg, Edelcom Ltd. and Edeltech 2006 Holdings Ltd., as additional respondents; to remove Zorlu's aforementioned representatives; and to add several documents which were recently obtained by Dori Energy, after the Petition had been filed.

The Amendment Motion stated that it was filed only now since only recently Dori Energy had revealed new data and documents that not only strengthen their initial concerns as detailed in the Petition, but may also establish an allegedly conspiracy between two interested shareholders in Dorad, holding together approximately 43.75% of its shares: Zorlu, Defendant No. 2, and Edelcom Ltd., by the assistance of their appointed directors in Dorad (most of these directors are still holding their positions in Dorad). The Amendment Motion further stated that the aforementioned together allegedly conspired to defraud Dorad, the directors who held their positions at the relevant times (some of these directors are still holding their positions in Dorad) and all other shareholders of Dorad, and that enormous amounts were unlawfully taken from Dorad which, already at this point, amount to a nominal value of over half a billion NIS.

Dori Energy is a private company in which the Company indirectly holds 49% and which holds 18.75% of Dorad’s shares.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered under the trading symbol “ELLO” with the NYSE MKT, and with the Tel Aviv Stock Exchange. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain; and
•
Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com